Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628 100 F. Street, N.E.
Washington, D.C. 20549

Attention: John Reynolds
Lisa Krestynick

June 27, 2018

Re: Profire	Energy, Inc.
Registration	Statement on Form S-3 (File No. 333-225508)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 22, 2018, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for June 26, 2018 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”). We are no longer requesting that such Registration Statement be declared effective at that time and we hereby formally withdraw such request for acceleration of the effective date.

In accordance with Rule 461 of the Act, we hereby join in the request of the registrant for acceleration of the effective date of the above-captioned Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on June 28, 2018 or as soon thereafter as practicable.

In connection with the above-captioned Registration Statement, pursuant to Rule 460 of the General Rules and Regulations under the Act, we, as representative of the several Underwriters, wish to advise you that 265 copies of the prospectus dated June 15, 2018, were distributed during the period June 15, 2018 through the date hereof to prospective underwriters, institutions, dealers and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

ROTH CAPITAL PARTNERS, LLC

Acting on behalf of themselves and the several Underwriters

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

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